Western Copper and Gold Corporation

(An exploration stage company)

Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the "Company") have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has developed and maintains a system of internal control to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  Further information on the Company's internal control over financial reporting and its disclosure controls is available in management's report on internal control, which follows.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished primarily through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company's independent auditors, PricewaterhouseCoopers LLP, have audited the Company's consolidated financial statements on behalf of the shareholders and their report follows.

/s/ Paul West-Sells	/s/ Varun Prasad
Paul West-Sells President and Chief Executive Officer	Varun Prasad Chief Financial Officer

March 26, 2021

Vancouver, Canada

Management’s Report on Internal Control over Financial Reporting

Management of Western Copper and Gold Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that may have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.  Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control - Integrated Framework (2013).  Management also assessed the effectiveness of its disclosure controls and procedures.

Based on these assessments, management concludes that the Company's internal control over financial reporting and its disclosure controls and procedures was not effective as of December 31, 2020 due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the Audit Committee has agreed, that taking into account the present stage of Western Copper and Gold Corporation's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the material weakness at this time.

/s/ Paul West-Sells	/s/ Varun Prasad
Paul West-Sells President and Chief Executive Officer	Varun Prasad Chief Financial Officer

March 26, 2021

Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Western Copper and Gold Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Western Copper and Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders' equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 26, 2021

We have served as the Company's auditor since 2006.

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2020	December 31, 2019
	Note	$	$
ASSETS

Cash and cash equivalents		28,647,190	1,641,721
Marketable securities	4	736,960	160,500
Other assets		677,905	281,517
CURRENT ASSETS		30,062,055	2,083,738

Exploration and evaluation assets	5	53,748,013	48,375,025

ASSETS		83,810,068	50,458,763

LIABILITIES

Accounts payable and accrued liabilities		1,181,866	372,790
Flow-through premium liability	6	1,408	89,775

CURRENT LIABILITIES		1,183,274	462,565

SHAREHOLDERS' EQUITY

Share capital	7	150,897,421	116,908,713
Contributed surplus		34,617,746	33,942,501
Deficit		(102,888,373)	(100,855,016)

SHAREHOLDERS' EQUITY		82,626,794	49,996,198

LIABILITIES AND SHAREHOLDERS' EQUITY		83,810,068	50,458,763

Approved by the Board of Directors

/s/ Ken Williamson Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2020	2019
	Note	$	$

Filing and regulatory fees		204,967	191,666
Office and administration		230,577	239,525
Professional fees		150,210	90,529
Rent and utilities		120,178	114,890
Share-based payments	8	557,101	406,399
Shareholder communication and travel		306,227	452,382
Wages and benefits	9	1,175,802	1,000,905

CORPORATE EXPENSES		2,745,062	2,496,296

Foreign exchange loss		7,237	3,753
Interest income		(14,115)	(57,866)
Flow-through premium recovery	6	(128,367)	(767,435)
Unrealized (gain) loss on marketable securities	4	(576,460)	91,700

LOSS AND COMPREHENSIVE LOSS		2,033,357	1,766,448

Basic and diluted loss per share		0.02	0.02

Weighted average number of common shares outstanding		114,929,140	104,201,483

The accompanying notes are an integral part of these consolidated financial statements	- 6 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2020	2019
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,033,357)	(1,766,448)

ITEMS NOT AFFECTING CASH
Share-based payments		557,101	406,399
Unrealized loss on marketable securities		(576,460)	91,700
Flow-through premium recovery		(128,367)	(767,435)
		(147,726)	(269,336)

Change in non-cash working capital items	11	(188,509)	(1,736)

OPERATING ACTIVITIES		(2,369,592)	(2,037,520)

FINANCING ACTIVITIES

Private placement proceeds	7	6,430,000	3,354,300
Private placement issuance costs	7	(179,147)	(341,660)
Exercise of stock options	8	854,834	72,000
Equity offering	7	28,751,035	-
Equity offering costs	7	(1,170,636)	-

FINANCING ACTIVITIES		34,686,086	3,084,640

INVESTING ACTIVITIES
Redemption of short-term investments		-	1,500,000
Mineral property expenditures		(5,311,025)	(3,892,871)
Acquisition of mineral claims		-	(38,913)

INVESTING ACTIVITIES		(5,311,025)	(2,431,784)

CHANGE IN CASH AND CASH EQUIVALENTS		27,005,469	(1,384,664)

Cash and cash equivalents - Beginning		1,641,721	3,026,385

CASH AND CASH EQUIVALENTS - ENDING		28,647,190	1,641,721

The accompanying notes are an integral part of these consolidated financial statements	- 7 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2018	100,784,001	111,891,213	33,484,162	(99,088,568)	46,286,807

Shares issued - Acquisition of mineral claims (note 7b)	3,000,000	2,760,000	-	-	2,760,000
Private Placement (note 7c)
Gross proceeds	3,727,000	3,354,300	-	-	3,354,300
Flow-through premium (note 6)	-	(857,210)	-	-	(857,210)
Issuance costs	-	(341,660)	-	-	(341,660)
Exercise of stock options	125,000	72,000	-	-	72,000
Transfer of stock option value	-	30,070	(30,070)	-	-
Share-based payments	-	-	488,409	-	488,409
Loss and comprehensive loss	-	-	-	(1,766,448)	(1,766,448)

DECEMBER 31, 2019	107,636,001	116,908,713	33,942,501	(100,855,016)	49,996,198

Private Placement (note 7c)
Gross proceeds	3,000,000	1,950,000	-	-	1,950,000
Issuance costs	-	(104,490)	-	-	(104,490)
Allocation of warrant value	-	(351,000)	351,000	-	-
Private Placement (note 7c)
Gross proceeds	4,000,000	4,480,000	-	-	4,480,000
Flow-through premium (note 6)	-	(40,000)	-	-	(40,000)
Issuance costs	-	(74,657)	-	-	(74,657)
Equity offering (note 7c)	19,828,300	28,751,035	-	-	28,751,035
Equity offering costs	-	(1,803,636)	-	-	(1,803,636)
Exercise of stock options	1,133,334	854,834	-	-	854,834
Transfer of stock option value	-	326,622	(326,622)	-	-
Share-based payments	-	-	650,867	-	650,867
Loss and comprehensive loss	-	-	-	(2,033,357)	(2,033,357)

DECEMBER 31, 2020	135,597,635	150,897,421	34,617,746	(102,888,373)	82,626,794

The accompanying notes are an integral part of these consolidated financial statements	- 8 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 15th Floor - 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic.  The contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

2. BASIS OF PRESENTATION

a. Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements are prepared under the historical cost convention.

These financial statements were approved for issue by the Company's board of directors on March 26, 2021.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the year.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators for the year ended December 31, 2020 and December 31, 2019.

The accompanying notes are an integral part of these consolidated financial statements	- 9 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

3. ACCOUNTING POLICIES

a. Summary of significant accounting policies

The Company's principal accounting policies are outlined below:

(i) Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases.  All significant intercompany transactions and balances are eliminated.

The consolidated financial statements of the Company include Western Copper and Gold Corp., Casino Mining Corp., and Ravenwolf Resource Group Ltd.

(ii) Presentation currency

The Company's presentation currency is the Canadian dollar ("$").  The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii) Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions.  At each balance sheet date, foreign currency denominated monetary assets and liabilities are translated using the period end foreign exchange rate.  Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction.  All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv) Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments.  The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus.  The Company's allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

The accompanying notes are an integral part of these consolidated financial statements	- 10 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

(v) Income taxes

Income tax expense consists of current and deferred tax expense.  Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method.  Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences).  Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi) Flow-through shares

Canadian income tax legislation permits an enterprise to issue securities, referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related qualifying resource expenditures.  The Company accounts for flow-through premium, i.e. the price paid for the flow-through shares in excess of the market value of the shares without flow-through features is credited to other liabilities.  Flow-through premium is recognized in other income when qualifying expenditures are incurred.

(vii) Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted loss per share is computed in the same way as basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(viii) Long-lived assets

1. Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired.  Administration costs and general exploration costs are expensed as incurred.  When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The accompanying notes are an integral part of these consolidated financial statements	- 11 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.  The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Proceeds received from the sale of royalties, tax credits, or government assistance programs are recognized as a reduction in the carrying value of the related asset when the proceeds are more likely than not to be received.  If the applicable property has been written-off, the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2. Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date in accordance with IFRS 6 – Exploration for and evaluation of mineral resources.  If any such indication exists, an estimate of the recoverable amount is undertaken.  Recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

3. Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

The accompanying notes are an integral part of these consolidated financial statements	- 12 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

(ix) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(x) Financial instruments

1. Classification and measurement

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss.

Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company classifies its financial instruments as follows:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Marketable securities	FVTPL
Other assets	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

The accompanying notes are an integral part of these consolidated financial statements	- 13 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

2. Impairment of financial assets

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  Allowances are recognized as impairment gains or losses on the statement of loss.

3. Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when, and only when, the Company's obligations are discharged, cancelled or they expire.

(xi) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

4. MARKETABLE SECURITIES

As at December 31, 2020, the Company held marketable securities with an aggregate market value of $736,960 (December 31, 2019 - $160,500), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $700,000 (December 31, 2019 - $150,000) and 168,000 common shares of Granite Creek Copper Ltd. with a market value of $36,960 (December 31, 2019 - $10,500).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

On August 28, 2019, the Company acquired the mineral claims that comprise the Canadian Creek Property from Cariboo Rose Resources Ltd ("Cariboo Rose"). The Canadian Creek Property lies directly adjacent to the Casino Project.

The total consideration paid to Cariboo Rose consisted of 3 million common shares of the Company valued at $2,760,000.  The Company also incurred $38,913 in closing costs.

The accompanying notes are an integral part of these consolidated financial statements	- 14 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

Certain portions of the Casino property remain subject to certain royalties. The surviving royalties and agreements are as follows:

  2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. (“Osisko Gold”) pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

  5% Net Profits Interest (the “NPI”), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

  5% Net Profit Interest Royalty (the “NPI Royalty”) presently held by Archer-Cathro and Associates on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the “NPI Royalty Agreement”) among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

b. Exploration and evaluation expenditures

Total
$

DECEMBER 31, 2018	41,946,079

Acquisition costs	2,798,913
Claims maintenance	4,963
Engineering	93,307
Exploration and camp support	3,003,005
Permitting	185,845
Salary and wages	260,903
Share-based payments	82,010

DECEMBER 31, 2019	48,375,025

Claims maintenance	25,597
Engineering	168,002
Exploration and camp support	4,693,598
Permitting	128,968
Salary and wages	263,057
Share-based payments	93,766

DECEMBER 31, 2020	53,748,013

The accompanying notes are an integral part of these consolidated financial statements	- 15 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

6. FLOW THROUGH PREMIUM LIABILITY

The flow-through premium liability balance as at December 31, 2020 of $1,408 (December 31, 2019 – $89,775) arose in connection with the flow-through share offering the Company completed on June 1, 2020. The reported amount is the remaining balance of the premium from issuing the flow-through shares.  The flow-through premium is recognized in the statement of loss based on the amount of qualifying flow-through expenditures incurred by the Company.

The Company is committed to incurring on or before December 31, 2021 qualifying Canadian exploration expenses as defined under the Income Act, Canada ("Qualifying CEE") in the amount of $4,480,000 with respect to the flow-through share financing completed on June 1, 2020. None of the Qualifying CEE will be available to the Company for future deduction from taxable income.

As at December 31, 2020, the Company had incurred approximately $4,322,278 of Qualifying CEE and accordingly, recognized flow-through premium recoveries of $128,367 during the year ended December 31, 2020 ($767,435 during the year ended December 31, 2019).  As at December 31, 2020 the Company has a remaining commitment to incur Qualifying CEE of $157,722.

On May 17, 2019, the Company completed a flow-through share offering and recorded a flow-through premium liability of $857,210 and committed to incur Qualifying CEE in the amount of $3,354,300.  As at December 31, 2020, the Company had incurred all committed expenditures and no longer had a flow-through premium liability associated with this flow-through share offering.

7. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Acquisition of mineral claims

On August 28, 2019, Western acquired the 311 mineral claims that comprise the Canadian Creek Property from Cariboo Rose.  The Company issued 3 million common shares to Cariboo Rose valued at $0.92 per common share for an aggregate value of $2,760,000.

c. Financing

On November 24, 2020, Western completed an offering of common shares of the Company (the "Offering").  The Company sold 19,828,300 common shares at a price of $1.45 per common share for gross proceeds of $28,751,035. The Company incurred $1,803,636 in costs associated with the Offering.

On June 1, 2020, Western completed a non-brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000.  Issuance costs related to the private placement totaled $74,656.  A flow through premium liability of $40,000 was recognized. Refer note 6.

On February 28, 2020, Western issued 3,000,000 units at a price of $0.65 per unit for aggregate gross proceeds of $1,950,000.  Each unit consisted of one common share and half of a non-transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.85 until February 28, 2025.  Issuance costs related to the financing totaled $104,490.

The accompanying notes are an integral part of these consolidated financial statements	- 16 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,500,000
Exercise price	$0.85
Market price	$0.73
Expected term (years)	5.0
Expected share price volatility	61.3%
Average risk-free interest rate	1.07%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$351,000

On May 17, 2019, Western completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 3,727,000 FT Shares, comprised of (i) 3,333,333 FT Shares pursuant to the base offering and (ii) 393,667 FT Shares pursuant to the agent's exercise of its option, at a price of $0.90 per FT Share for aggregate gross proceeds of $3,354,300.  Issuance costs related to the private placement totaled $341,660.  A flow-through premium liability was recorded in the amount of $857,210 (note 6).

8. WARRANTS AND STOCK OPTIONS

a. Warrants

A summary of the Company's warrants outstanding, including changes for the years then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2018 and 2019	1,452,533	1.75

Issued	1,500,000	0.85
Expired	(1,452,533)	1.75

DECEMBER 31, 2020	1,500,000	0.85

The accompanying notes are an integral part of these consolidated financial statements	- 17 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	4.16

DECEMBER 31, 2020	1,500,000	0.85	4.16

b. Stock options

Based on the Company's stock option plan, most recently approved by the Company's shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital.  The exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At December 31, 2020, the Company could issue an additional 6,484,763 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the years then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2018	5,200,001	0.98

Granted	2,075,000	0.87
Exercised	(125,000)	0.58
Expired	(850,000)	0.90
Forfeited	(150,000)	1.20

DECEMBER 31, 2019	6,150,001	0.96

Granted	2,350,000	1.59
Exercised	(1,133,334)	0.75
Cancelled	(100,000)	0.90
Forfeited	(66,667)	1.66
Expired	(100,000)	0.67

DECEMBER 31, 2020	7,075,000	1.19

During the year ended December 31, 2020, the average fair market value of Company's share price was $1.23 (December 31, 2019 - $0.87)

The accompanying notes are an integral part of these consolidated financial statements	- 18 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $0.90	1,950,000	0.87	3.43
$0.96	1,100,000	0.96	0.70
$1.11 - $1.20	2,000,000	1.19	2.37
$1.41	200,000	1.41	4.86
$1.66	1,825,000	1.66	4.57

DECEMBER 31, 2020	7,075,000	1.19	3.04

Of the total stock options outstanding, 4,191,661 were vested and exercisable at December 31, 2020.  The weighted average exercise price of vested stock options is $1.04 and the average remaining contractual life is 2.16 years

Share-based payments

The following is a summary of stock options granted by the Company in 2020 and 2019 and fair value assigned to each grant.  The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	November 9,	July 27,	June 11,	June 18,	April 23,
Inputs and assumptions	2020	2020	2020	2019	2019

Stock options granted	200,000	1,950,000	200,000	1,675,000	400,000
Exercise price	$1.41	$1.66	$1.11	$0.90	$0.75

Market price	$1.41	$1.61	$1.11	$0.78	$0.72
Expected option term (years)	3.0	3.0	3.0	3.0	3.0
Expected stock price volatility	58.0%	56.6%	49.7%	51.8%	51.6%
Average risk-free interest rate	0.31%	0.29%	0.27%	1.36%	1.56%
Expected forfeiture rate	-	-	-	-	-
Expected dividend yield	-	-	-	-	-

FAIR VALUE ASSIGNED	$109,000	$1,159,000	$75,000	$409,000	$100,000

9. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

For the year ended December 31,	2020	2019
	$	$
Salaries and director fees	968,769	832,566
Share-based payments	520,255	367,133

KEY MANAGEMENT COMPENSATION	1,489,024	1,199,699

The accompanying notes are an integral part of these consolidated financial statements	- 19 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized in the Company's consolidated financial statements during the years presented above.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

10. SUPPLEMENTAL CASH FLOW INFORMATION

a. Non-cash working capital items

For the year ended December 31,	2020	2019
	$	$
Change in other assets	(329,382)	(3,298)
Change in accrued interest	-	5,161
Change in accounts payable and accrued liabilities related to operations	140,819	(3,599)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(188,509)	(1,736)

b. Non-cash investing activities

During the year ended December 31, 2019, the Company issued 3 million common shares with a fair market value of $2,760,000 with respect to its acquisition of the Canadian Creek property.

11. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

12. INCOME TAXES

a. Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss.  A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2020	2019

Statutory tax rate	27.00%	27.00%

Loss before taxes	2,033,357	1,766,447

Income tax recovery calculated at statutory rate	549,006	476,941

Non-deductible expenditures	(151,318)	(114,950)
Flow-through premium	34,659	207,207
Other	149,972	26,702
Unrecognized tax benefit	(582,319)	(595,900)

INCOME TAX	-	-

The accompanying notes are an integral part of these consolidated financial statements	- 20 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

b. Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets.  The significant components of the Company's unrecognized deferred income tax asset are as follows:

As at December 31,	2020	2019
	$	$
Mineral property interests	62,618	400,811
Non-capital losses	5,991,583	5,437,407
Property and equipment	190,701	189,043
Cumulative Eligible Capital	147,184	147,184
Other items	564,935	98,556

UNRECOGNIZED DEFERRED INCOME TAX ASSET	6,957,021	6,273,001

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be probable.  Accordingly, no deferred income tax asset has been recorded.

c. Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years.  These losses totaled $22.1 million as at December 31, 2020 (2019 - $20.1 million) and will expire between 2030 and 2040.

The Company has $38.1 million in Canadian exploration and development expenditures (2019 - $34.8 million), and cumulative eligible capital and undepreciated capital cost balances totaling $1.25 million (2019 - $1.25 million).  These amounts are available to reduce future taxable income and do not expire.

13. CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital.

The accompanying notes are an integral part of these consolidated financial statements	- 21 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and 2019
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at December 31, 2020 and 2019, the carrying amounts of cash and cash equivalents, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

The accompanying notes are an integral part of these consolidated financial statements	- 22 -